P.E. 2/1/02

02013479

1108329

CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2002

PETROCHINA COMPANY LIMITED

16 Andelu, Dongcheng District
Beijing, The People's Republic of China, 100011
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____)

PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement regarding the current progress of the West to East Gas Pipeline Project.

中国石油

中國石油天然氣股份有限公司
PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Announcement

The Board of PetroChina wishes to announce the current progress of the West to East Gas Pipeline Project.

The board of directors (the "Board") of PetroChina Company Limited ("PetroChina") wishes to announce that the feasibility study report of the West to East Gas Pipeline Project (the "Project") has been approved by the Chinese government. In accordance with the governmental approval and the progress in the process of selecting other participants in the Project, PetroChina will commence construction for certain works, such as those in relation to the river-crossings of the pipelines.

The Project has achieved a progressive step in the process of selecting international participants. Among the short-listed group of international investment consortia, PetroChina chose to firstly engage in negotiations with the Shell Investment Consortium. After repeated negotiations, PetroChina and the Shell Investment Consortium, comprising Shell International Gas Limited, OAO Gazprom, OAO Stroytransgaz and Hong Kong China Gas Company Limited, reached consensus on the principles for the Project and entered into the "Interim Agreement on Basis for Finalisation of West to East Gas Pipeline Joint Venture Framework Agreement" on 29 December 2001. The major issues covered by the agreement are: (1) upstream oil and gas exploration and production shall adopt the production sharing contract model; a pipeline joint venture in the form of a co-operative joint venture shall be established; a unified sales company for natural gas in the form of an equity joint venture shall be established; (2) the shareholding interests in the pipeline joint venture, the unified sales company and the participating interests in the production sharing contracts for the Tarim Basin which will supply natural gas into the pipeline will be 55% and 45% for the Chinese party and the foreign party, respectively; (3) the terms of each of the pipeline joint venture and the unified sales company will be 45 years; (4) the commercial operation model of the unified sales company was agreed upon; and (5) with respect to health, safety, environmental and social standards, all parties shall comply with Chinese laws and all parties agree to adopt and apply the specifications and standards agreed to by the parties. On the above basis, PetroChina is currently engaged in the drafting and negotiation work of the "West to East Pipeline Joint Venture Framework Agreement" (the "Framework Agreement") with the Shell Investment Consortium.

The Project will adopt an internationally accepted organisational and management structure: bidding process for the purchase of vast amount of raw materials required for construction has commenced through the internet; the construction teams have been selected through a stringent bidding process; and the Project will adopt a third party supervising system to manage the quality of construction.

The overall construction plan of the pipeline is: (1) to commence full construction in the first half of this year; (2) to complete and commence operation in the Jingbian-Shanghai section in early 2004 and to commence the supply of natural gas towards the direction of Shanghai; and (3) to complete and commence operation in the Lunnan-Jingbian section by the first half of 2005 so as to achieve full operation and to transmit gas from the Tarim Basin to Shanghai, the Changjiang Delta region and the relevant provinces and cities along the pipeline.

The Project is the largest project of PetroChina since its listing. Upon completion of the construction of the Project, the natural gas sales of PetroChina will increase in multiples. This will have an important strategic meaning in the content of securing PetroChina's leading position in domestic natural gas market; turning PetroChina's advantage in resources into an advantage in terms of markets; speeding up the development of natural gas business and making the natural gas business a new profit growth point of PetroChina. At the same time, the Project will benefit the progress of economic development of the western regions of China especially the Xinjiang region, improve the energy structure in the natural gas consumption regions, improve the atmospheric environment, and improve the general living standards. The Directors believe that the construction of the Project will have a significant effect in increasing the corporate value and economic efficiency of PetroChina.

The terms of the Framework Agreement, including the investment cost of the Project, have not yet been finalised. In the event an agreement relating to the Project is finalised and approved by the Board, the Company will disclose such matters as required under the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
PetroChina Company Limited
Li Huaiqi
Company Secretary

Beijing, PRC
4 February 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PetroChina Company Limited

Dated: February 5, 2002

By: /s/ Li Huaiqi
Name: Li Huaiqi
Title: Company Secretary